Office translation from Norwegian


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                                  DEMERGER PLAN

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                                of 27 March 2006

                                       for

                                 the demerger of

                           Petroleum Geo-Services ASA

                         organisation number 916 235 291

                                  as Transferor

                                      with

                                  Petrojarl ASA

                         organisation number 989 600 699

                                  as Transferee


  entered into by the respective Boards of Directors of Petroleum Geo-Services
     ASA and Petrojarl ASA for the subsequent approval by the Extraordinary
                  General Meetings of the respective companies


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This Demerger Plan is today entered into by the Board of Directors of each of


   (1) PETROLEUM GEO-SERVICES ASA ("PGS ASA"), organisation no. 916 235 291, Strandveien 4, 1366 Lysaker

         and

   (2)   PETROJARL ASA, organisation no. 989 600 699,  Beddingen 16, 7014
         Trondheim

on the terms provided below.

1        MAIN FEATURES OF THE DEMERGER

1.1      Demerging of the Production Companies

         PGS ASA and its subsidiaries are presently involved in the two main business areas of streamer and seafloor seismic data acquisition, seismic acquisition operations on land and marine and onshore multi-client libraries and data processing (the "Geophysical Business"), and contractor operation of FPSO vessels in the North Sea (the "Production Business").

         Historically, the Production Business and the Geophysical Business have mainly been organised and operated as two separate businesses within the PGS group.

         Under the demerger of PGS ASA (the "Demerger"), an independent group with Petrojarl ASA as parent company shall be established (the "Production Companies" which are listed in Appendix 1) to continue the Production Business.

         The assets, rights and liabilities not transferred to the Production Companies shall continue under PGS ASA and its remaining subsidiaries (the "PGS Companies"). The PGS Companies shall after consummation of the Demerger continue the Geophysical Business.

         The shareholders of PGS ASA will upon consummation of the Demerger receive one new share in Petrojarl ASA (the "New Petrojarl Shares") for each share in PGS ASA.

1.2      Allocation of Market Values and Share Capital

         Based on the estimates of the fair values of PGS ASA and the Production Business to be transferred to Petrojarl ASA, and otherwise the allocation of assets, rights and liabilities pursuant to this Demerger Plan, the Boards of Directors of PGS ASA and Petrojarl ASA respectively have determined that the Demerger entails an allocation of net values of 80% to PGS ASA and 20% to Petrojarl ASA.

         Based on the above, the share capital and share premium fund of PGS ASA is allocated in the same ratio; 80% to PGS ASA and 20% to Petrojarl ASA.


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         For a demerger to be effected with continuity for Norwegian tax purposes, the share capital of the transferor shall be split between the transferor and the transferee proportionally based on the relative net values allocated to each of the companies. The Boards of Directors of PGS ASA and Petrojarl ASA are of the opinion that this requirement is met by the above allocation.

1.3      Petrojarl ASA

         Petrojarl ASA was incorporated as a wholly owned subsidiary of PGS ASA on 2 March 2006, and has as of the date of this Demerger Plan a paid in capital of NOK 831,654,285 allocated to a share capital of NOK 29,999,980 divided into 14,999,990 shares, each with a par value of NOK 2.00, and an aggregate share premium of NOK 801,654,305.

         Petrojarl ASA was incorporated for the sole purpose of consummating the Demerger, and has not had and shall not have any operational activity prior to the time of registration of completion of the Demerger with the Norwegian Register of Business Enterprises (the "Completion Date"), cf. item 8.3 below.

         Petrojarl ASA has been capitalized to achieve the intended division of ownership in Petrojarl ASA on the Completion Date with 19.99% owned by PGS ASA and 80.01% by the shareholders of PGS ASA. It is PGS ASA's intention, subject to the prevailing market conditions, to sell its 19.99% shareholding in Petrojarl ASA, in a public offering in conjunction with the consummation of the Demerger.

         As of the Completion Date, Petrojarl ASA will constitute the parent company of the Production Companies.

1.4      Technical Implementation

         Prior to the Completion Date, assets, rights and liabilities will be transferred to the Production Companies through intra-group transactions (the "Related Transactions"), in order for the Production Business to be organized under Petrojarl ASA as of the Completion Date. A schedule of anticipated material Related Transactions from 1 January 2006 to the Completion Date is enclosed as Appendix 2.

         Prior to the Completion Date, PGS ASA and Petrojarl ASA will enter into certain transitional agreements that regulate the continuation of established commercial connections between the Production Business and the Geophysical Business. A schedule of anticipated material transitional agreements between the Production Companies and the PGS Companies is enclosed as Appendix 3.

         Following the execution of the Demerger Plan by the respective Boards of Directors of PGS ASA and Petrojarl ASA, PGS ASA and Petrojarl ASA shall report the Demerger Plan to the Norwegian Register of Business Enterprises, cf section 14-4(3) and 13-13 of the Norwegian Public Limited Companies Act of 1997 (the"PLCA").


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         Through the Demerger, the assets, rights and liabilities described herein shall be transferred from PGS ASA to Petrojarl ASA pursuant to this Demerger Plan.

         This transfer shall be effected by means of a Norwegian statutory demerger pursuant to Chapter 14 of the PLCA where PGS ASA's share capital is reduced from NOK 600,000,000, by NOK 120,000,000 to NOK 480,000,000, by reducing the par value of each PGS ASA share from NOK
         10.00 by NOK 2.00 to NOK 8.00, together with a simultaneous increase in the share capital of Petrojarl ASA from NOK 29,999,980, by NOK 120,000,000 to NOK 149,999,980, by issuing 60,000,000 New Petrojarl
         Shares, each with a par value of NOK 2.00.

         The New Petrojarl Shares shall be distributed to the shareholders of PGS ASA, so that each share in PGS ASA shall entitle its holder to one New Petrojarl Share.

1.5      Financial Effective Date

         The Production Business shall be carried on for the account and risk of Petrojarl ASA from and including 1 January 2006 (the "Effective Date").

1.6      Listing of Petrojarl ASA

         Immediately after the Completion Date, Petrojarl ASA will be listed at Oslo Bors, cf. item 8.1 b) below.

2        ALLOCATION OF ASSETS, RIGHTS AND LIABILITIES
2.1      Transfer of Assets and Rights

         On the Completion Date, the following assets and rights shall be transferred from PGS ASA and be assumed by Petrojarl ASA:

          a)   100% of the shares in PGS Production AS.

          b) Indebtedness of KS Petrojarl I AS to PGS ASA of a principal outstanding amount of US$ 78,561,926.68 as of the Effective Date, plus accrued unpaid interest from the Effective Date.

          c) Cash of US$ 46,500,000, adjusted for any net inter-company transfers in the period from the Effective Date to the Completion Date as set out below. If, following such adjustments, the cash contribution is negative, such negative amount shall be paid by Petrojarl ASA to PGS ASA at the latest 15 days subsequent to the Completion Date.

               Inter-company transfers shall for this purpose include:
               o Cash sweeps from Production Companies to PGS ASA under the inter-company offset bank system.


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               o    Cash funding from PGS ASA to Production Companies under the inter-company offset bank system.

               o Inter-company charges related to corporate and global shared services costs between the Effective Date and the Completion Date as provided for in item 9.3.

               o Other non-cash inter-company charges, but excluding any inter-company charges related to the Related Transactions described in item 1.4 and Appendix 2.

                    For the avoidance of doubt, fees and costs pursuant to item
                    9.2.2 shall not be taken into account for the purpose of calculating the adjustments above.

                    In the event of a dispute between PGS ASA and Petrojarl ASA in connection with this item 2.1 c), the inter-company transfers shall be verified by an independent auditor. Should there be any dispute subsequent to such verification, the dispute shall be settled in accordance with item 9.12 below.

               d) Any indebtedness due to PGS ASA from any of the Production Companies.

               e) The patents, trademarks and other intellectual property rights listed in Appendix 4.

               f) The agreements entered into by PGS ASA relating to the Production Business as listed in Appendix 5.

2.2      Transfer of Liabilities

         On the Completion Date, the following liabilities of PGS ASA shall be transferred from PGS ASA and be assumed by Petrojarl ASA:

               a) All liabilities related to the assets and rights that are transferred to Petrojarl ASA pursuant to this Demerger Plan, whether known or unknown, contingent or actual, to the extent not specifically allocated to PGS ASA elsewhere in this Demerger Plan.

               b) All indebtedness of PGS ASA due to any of the Production Companies.

               c) All liabilities of PGS ASA under transferable pledges and guarantees, or under pledges and guarantees for which consents to transfer have been obtained prior to the Completion Date, issued by PGS ASA to third parties in respect of liabilities of the Production Companies, whether known or unknown, contingent or actual.

               d) Any liability of PGS ASA under the lease agreements for the UK leases of the FPSO vessel Petrojarl Foinaven and of the topside of the FPSO vessel Ramform Banff. The Inland Revenue has raised a separate issue about the accelerated rate at which tax depreciation is available for lessor of Petrojarl


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                    Foinaven. If the Inland Revenue disputes the rate and was
                    successful in challenging that rate, the lessor would be liable for increased taxes on Petrojarl Foinaven in early periods (and decreased taxes in later years), and the rentals and termination sum would increase. There are a variety of scenarios of how much the rentals would increase, mainly depending on how much of the asset that will be subject to a different depreciation rate. If the aggregate liability related to the long-life asset discussion with UK Inland Revenue for Petrojarl Foinaven exceeds GBP 13,000,000, such excess amount shall be split on a 50/50 basis between PGS ASA and Petrojarl ASA if and when such excess amount becomes payable.

               e) Any liability for PGS ASA related to pensions for the existing and previous employees (including, for the avoidance of doubt, current pensioners) of the Production Companies.

2.3      Other Assets, Rights and Liabilities

2.3.1    Assets, Rights and Liabilities to Remain with PGS ASA

         The following assets, and rights and liabilities related to such assets, shall regardless of items 2.1 and 2.2 remain with the PGS
         Companies:

               a) Assets that are situated in any of PGS ASA's offices, other than the offices of Petrojarl ASA listed below in item 2.3.2
                    a).

               b) Assets that are situated on the vessels under the Geophysical Business.

2.3.2      Assets, Rights and Liabilities to be Transferred to Petrojarl ASA

           The following assets, and rights and liabilities related to such assets, shall regardless of items 2.1 and 2.2 be transferred to Petrojarl ASA:

               a) Assets that are situated in Petrojarl ASA's main offices in Trondheim, Norway and Aberdeen, Scotland.

               b) Assets that are situated on the vessels under the Production Business.

2.4 Assignment of Assets, Rights and Liabilities after the Date of this Demerger Plan

          If PGS ASA or Petrojarl ASA after the date of this Demerger Plan identifies that any of the assets and rights of PGS Companies primarily relate to and are required for the operation of the Production Business, PGS ASA shall procure that such assets and rights (and the liabilities related to such) shall be assigned to Petrojarl ASA free of any additional consideration.

          In the event that any necessary third party consent to such assignment is not obtained, PGS ASA and Petrojarl ASA shall as far as possible ensure that the


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          agreements continue in force in the name of the relevant PGS Company, but for the account and risk of Petrojarl ASA. If this is not possible, the relevant PGS Company and Petrojarl ASA shall as far as possible enter into an agreement that grants to Petrojarl ASA the same rights against and liabilities towards the relevant PGS Company as those that the PGS Company has against and owes to the contractual party in question.

          This principle shall apply in the same manner if any of PGS ASA or Petrojarl ASA identifies that any of the assets and rights of Production Companies primarily relate to and are required for the operation of the Geophysical Business.

2.5       Loan from PGS ASA to Petrojarl ASA

          For the purpose of the Demerger, Petrojarl ASA shall as of the Completion Date be deemed to have received a loan from PGS ASA of US$ 325,000,000 which shall be repaid in cash on the Completion Date, unless the Board of Directors of PGS ASA has given its consent to the extension of the loan whether in part or in whole beyond the Completion Date, on terms to be agreed between the parties, cf. item
          8.1 c).

2.6       Guarantees - Release, Waivers and Compensation

2.6.1     Release from Cross Liability

          To minimize cross liabilities following completion of the Demerger, PGS ASA and Petrojarl ASA have used, and will continue to use until and after the Completion Date, their best efforts to enter into agreements releasing PGS ASA from liability in respect of parent company guarantees related to the Production Business.

          PGS ASA and Petrojarl ASA have used, and will continue to use until and after the Completion Date, their best efforts to obtain waivers under guarantees related to the Geophysical Business releasing Petrojarl ASA from secondary joint and several liability for the obligations of PGS ASA resulting from the Section 14-11 of the PLCA.

2.6.2     Compensation for Guarantees for the benefit of Production Companies

          To the extent that PGS ASA or the other PGS Companies after the Completion Date continue to be directly liable (as distinguished from the secondary joint and several liability under Section 14-11 of the
          PLCA) for contingent or actual liabilities owed by the Production Companies to third parties, Petrojarl ASA shall pay to PGS ASA a guarantee fee calculated on the basis of the guaranteed sum at a rate equal to the average margin paid by Petrojarl ASA on its interest-bearing debt (for the avoidance of doubt, not to include project financing debt) for the continuation of such guarantees. To the extent that Petrojarl ASA has debt with a fixed interest rate, the margin of such debt shall be determined as the difference between the fixed rate paid for the six-month period and the relevant six-month inter-bank rate at the start of the same period.


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          Any guarantee fee is to be paid every six months in arrears, with the first payment to be made on 2 January 2007, terminating upon the release or expiration of such guarantee.

 2.6.3    Insurance

          For a period of 5 years following the Completion Date, PGS ASA shall procure that the PGS Companies at all times will have insurance in such amounts and covering such risks and liabilities as are customary for companies of a similar size engaged in similar businesses in similar locations.

          In the same manner Petrojarl ASA shall for a period of 5 years following the Completion Date, procure that the Production Companies at all times will have insurance in such amounts and covering such risks and liabilities as are customary for companies of a similar size engaged in similar businesses in similar locations.

2.7       Tax Positions

2.7.1     Allocation of tax positions

          The Demerger shall be carried out with continuity for Norwegian taxation purposes, cf. item 6 below. This implies that Petrojarl ASA will take over the tax positions relating to the transferred assets, rights and liabilities. Tax positions not connected to specific assets, rights and liabilities will be allocated to the company continuing the business from where such tax positions are originated. Tax positions not connected to a specific business will be split between PGS ASA and Petrojarl ASA according to the net value allocation between the companies, cf. item 1.2.

2.7.2     Reassessment

          If and to the extent a reassessment related to a year prior to the Effective Date takes place for PGS ASA, any change to the amount of loss carry forward in PGS ASA shall be split in accordance with the net value allocation between the companies, cf. item 1.2.

          If and to the extent any subsidiaries of PGS ASA and/or of Petrojarl ASA after the Demerger are subject to reassessments related to a year prior to the Effective Date, PGS ASA and Petrojarl ASA are obliged to first exhaust group contributions to other subsidiaries within the group which the relevant subsidiary belongs. If need arises, and such subsidiary wishes to grant group contribution to PGS ASA for any year(s) prior to the Effective Date, then a compensatory payment shall be made at least equal to the net present value of the reduced tax benefit for the other party to this Demerger Plan. Any group contribution receivable shall then be allocated to the party owning the subsidiary in question after the Demerger, and reduction in loss carry forward shall be split according to the net value allocation between the companies, cf. item 1.2.

          The Parties shall co-operate to facilitate such changes to the individual tax returns that are necessary to implement the principles described above.


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2.8      Employment and Pensions

2.8.1     Employment

          As of the Completion Date, those PGS ASA employees whose work primarily relate to the Production Business shall be transferred to Petrojarl ASA. This applies to one employee.

          The employees in the different subsidiaries of PGS ASA will continue their employment with their existing employer.

2.8.2     Pension

          Any liabilities for PGS ASA related to pensions for the existing and previous employees of the Production Companies shall be transferred to Petrojarl ASA pursuant to item 2.2 e).

2.9       Risks after the Effective Date

          In determining the allocation of net values between PGS ASA and Petrojarl ASA, cf. item 1.2, due considerations have been made with respect to different risks connected to the Geophysical Business and the Production Business respectively. No compensation shall be payable between PGS ASA and Petrojarl ASA if any circumstance (whether incurring prior to or after the Effective Date) influences or is likely to influence the value of the PGS Companies or the Production Companies respectively.

3         ISSUANCE OF NEW PETROJARL SHARES TO THE SHAREHOLDERS OF PGS

          In connection with the transfer of assets, rights and liabilities from PGS ASA to Petrojarl ASA under the Demerger, the share capital of PGS ASA shall be reduced by way of a reduction of the par value of each PGS ASA share from NOK 10.00 by NOK 2.00 to NOK 8.00 (cf. item 4.1 below), and the shareholders of PGS ASA shall receive one New Petrojarl Share each with a par value of NOK 2.00 for each share in PGS ASA (cf. item 4.2 below).

4 REDUCTION OF SHARE CAPITAL IN PGS ASA AND INCREASE OF SHARE CAPITAL IN PETROJARL ASA

4.1       Reduction of the Share Capital in PGS ASA

          This Demerger Plan shall be presented for approval at the extraordinary general meeting of PGS ASA which is scheduled for 28 April 2006. As part of the approval


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          of the Demerger Plan, the extraordinary general meeting of PGS ASA shall pass the following resolution on the reduction of share capital:

                  "The share capital of the Company shall be reduced from NOK 600,000,000 by NOK 120,000,000 to NOK 480,000,000 through reduction of the par value of each share from NOK 10.00 by NOK
                  2.00 to NOK 8.00. The Company's share premium fund of NOK 1,104,515,000 shall be reduced proportionally by NOK 220,903,000 to NOK 883,612,000. When executing the reduction, assets, rights and liabilities shall be transferred to Petrojarl ASA in connection with the demerger pursuant to the Demerger Plan dated 27 March 2006."

          With effect from the Completion Date, the relevant part of Article 3 of PGS ASA's Articles of Association shall be amended to read as follows:

                  "The share capital of the Company shall be NOK 480,000,000 divided into 60,000,000 shares of NOK 8.00 each. The shares shall be registered with the Norwegian Registry of Securities (Verdipapirsentralen)."

4.2       Increase in the Share Capital in Petrojarl ASA

          This Demerger Plan shall be presented for approval at the extraordinary general meeting of Petrojarl ASA which is scheduled for 28 April 2006.

          As part of the approval of the Demerger Plan, the extraordinary general meeting of Petrojarl ASA shall pass the following resolution on the increase of share capital:

                  "The share capital of the Company shall be increased from NOK 29,999,980 by NOK 120,000,000 to NOK 149,999,980 through the issue of 60,000,000 new shares in the Company each with a par value of NOK 2.00 in connection with the demerger pursuant to the Demerger Plan dated 27 March 2006. The Company's share premium fund shall be increased from NOK 801,654,305 by NOK 220,903,000 to NOK 1,022,557,305.

                  Subscription of shares shall take place by way of approval of the Demerger Plan by the extraordinary general meetings of PGS ASA and Petrojarl ASA.

                  Payment of shares shall take place by transfer of assets, rights and liabilities from PGS ASA to Petrojarl ASA in accordance with the Demerger Plan when completion of the demerger is registered with the Norwegian Register of Business Enterprises.

                  The new shares shall entitle the holders to dividends from and including the financial year 2006.

                  The new shares shall be registered with the Norwegian Registry of Securities, Verdipapirsentralen, as soon as possible after the Completion Date and shall thereafter entitle the holders to full shareholder rights in Petrojarl ASA."


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          With effect from the Completion Date, Article 4 of Petrojarl ASA's
          Articles of Association shall be amended to read as follows:

                  "The share capital of the Company shall be NOK 149,999,980 divided into 74,999,990 shares of NOK 2.00 each.

                  The shares shall be registered with the Norwegian Registry of Securities (Verdipapirsentralen)."


5         ACCOUNTING MATTERS

          For the purposes of the statutory Norwegian GAAP unconsolidated parent company financial statements of PGS ASA and Petrojarl ASA, the Demerger shall be carried out with continuity, and PGS ASA and Petrojarl ASA shall take all reasonable steps to ensure that such shall be accomplished. This implies, inter alia, that the book values of assets, rights and liabilities registered in PGS ASA shall be carried over to Petrojarl ASA's financial statements, and that the reduction of retained earnings and any reduction in the premium paid-in capital of PGS ASA shall correspond to an equivalent increase in retained earnings and premium paid-in capital of Petrojarl ASA, cf. items 4.1 and 4.2.

          The Demerger shall take effect from the Effective Date for the purpose of statutory Norwegian GAAP unconsolidated parent company financial statements of PGS ASA and Petrojarl ASA.

          A draft opening balance sheet for Petrojarl ASA is attached as Appendix 13.

          For the avoidance of doubt, the accounting treatment of the Demerger on the consolidated financial statements of the PGS Companies and Production Companies are not regulated by the Demerger Plan.

6         TAXATION MATTERS

          The Demerger shall take effect for tax purposes from the Effective
          Date.

          The Demerger shall be carried out with continuity for Norwegian taxation purposes pursuant to the provisions of chapter 11 of the Norwegian Tax Act of 1999 (the "Tax Act"), and PGS ASA and Petrojarl ASA shall take all reasonable steps in connection therewith.

          In accordance with the terms of section 11-8(1) of the Tax Act, the nominal and paid-in share capital is allocated in the same ratio as PGS ASA's net values, i.e. 80% to PGS ASA and 20% Petrojarl ASA.

          Continuity for taxation purposes implies, inter alia, that the tax positions related to assets, rights and liabilities that are transferred from PGS ASA to Petrojarl ASA upon the Demerger shall be transferred unamended to Petrojarl ASA, cf., inter alia, sections 11-7(1) and 11-8(3) and (4) of the Tax Act.


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7         MANAGEMENT AND CONTROLLING BODIES IN PETROJARL ASA

7.1       Board of Directors of Petrojarl ASA

          At the date of adoption of this Demerger Plan, the Board of Directors of Petrojarl ASA comprises of the following Directors:

               o  Keith Nicolas Henry, Chairperson
               o  Clare Mary Joan Spottiswoode
               o  Rolf Erik Rolfsen

          It is intended that PGS ASA will present proposals for new shareholder representatives on the Board of Directors of Petrojarl ASA. PGS ASA will then as the sole shareholder of Petrojarl ASA appoint such representatives as members of the Board of Petrojarl ASA with effect from the Completion Date in an extraordinary general meeting of Petrojarl ASA prior to the Completion Date.

          In addition, PGS ASA will, as the sole shareholder of Petrojarl ASA, amend the articles of association of Petrojarl ASA to arrange for two employee representatives on the Board of Directors of Petrojarl ASA.

7.2       Managing Director of Petrojarl ASA and PGS Production AS

          The Managing Director of Petrojarl ASA and PGS Production AS is Espen Klitzing.

8         COMPLETION OF THE DEMERGER

8.1       Conditions for Completion of the Demerger

          Completion of the Demerger is subject to the following conditions:

               a) All consents, both contractual and governmental, required for the consummation of the Demerger shall have been obtained or waived, and all rights of termination (or material alteration) of agreements to which a Production Company is a party shall have been waived or the deadline for exercising any such rights shall have expired without such rights having been exercised. The condition shall not apply, however, if, in the opinion of the Board of Directors of PGS ASA, neither the potential failure to obtain consents nor the potential terminations (or alterations) of such agreements would individually or in the aggregate have a material adverse effect on the Production Companies or the PGS Companies.

               b) Oslo Bors shall have consented to Petrojarl ASA being listed immediately after registration of the New Petrojarl Shares with the Norwegian Registry of Securities
                    Verdipapirsentralen.

               c) Satisfactory documentation, in the opinion of the Board of Directors of PGS ASA, shall have been produced demonstrating Petrojarl ASA's ability to repay its indebtedness to PGS ASA described in item 2.5 above on the Completion Date, unless the Board of Directors of PGS ASA consents to an extension of the loan in whole or in part.


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               d)   There shall be no outstanding indebtedness between any of
                    the Production Companies and the PGS Companies other than the indebtedness under item 2.1 b), c) and d), item 2.2 b), item 2.5 and possible cross liabilities under guarantees by PGS ASA (cf. item 2.6).

               e)   The deadline for objections from creditors pursuant to
                    section 14-7 cf. section 13-15 of the PLCA shall have expired for both parties, and the position regarding any creditors who have raised objections has been settled or PGS ASA shall have obtained a final ruling from Norwegian courts regarding any such objections concluding that the Demerger may nevertheless be consummated and registered with the Norwegian Register of Business Enterprises.

               f) No circumstance having a material adverse effect on the business, property, results of operation or financial condition of the PGS Companies or the Production Companies has occurred, unless the Board of Directors of PGS ASA is of the opinion that it will be in the interests of the shareholders of PGS ASA to nevertheless consummate the Demerger.

               g) There shall have been no decision by a subsequent extraordinary general meeting of PGS ASA, pursuant to a calling notice from the PGS ASA Board of Directors or otherwise, to cancel the Demerger.

8.2       Power to Amend the Demerger Plan

          The respective Boards of Directors of PGS ASA and Petrojarl ASA may on behalf of the respective extraordinary general meetings make minor amendments to this Demerger Plan to the extent that such amendments are necessary or appropriate and such amendments will not be to the detriment of their respective shareholders.

8.3       Completion

          The Demerger shall be completed when notice from Petrojarl ASA that the Demerger shall enter into force and a notice from PGS ASA that the reduction of its share capital shall enter into force are registered with the Norwegian Register of Business Enterprises.

          Such registration with the Norwegian Register of Business Enterprises shall take place after the conditions laid down in item 8.1 above have been satisfied or, where permitted, waived. In the event that such registration has not taken place by 31 December 2006, the Demerger shall lapse unless the Boards of Directors of PGS ASA and Petrojarl ASA have agreed to extend the deadline.


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9         MISCELLANEOUS

9.1       Special Rights and Benefits

          No directors, managing directors or experts shall be entitled to special rights or benefits in connection with the Demerger.

9.2       Expenses in Connection with the Demerger and the Related Transactions

9.2.1     Expenses in Connection With Planning and Implementation of the
          Demerger

          External expenses that refer directly to work with the planning of the Demerger and the Related Transactions, including fees and disbursements payable to advisors, but excluding (i) expenses related to establishing a new corporate profile for the Production Companies,
          (ii) expenses incurred in connection with the continued operation of the Production Companies, and (iii) the fees and costs under item
          9.2.2 below, shall be paid by PGS ASA or the PGS Company that is party to the relevant Related Transaction.

9.2.2 Fees and Costs Occurred as a Result of the Related Transactions or the Demerger

          Consent fees and other relevant fees and costs incurred to accomplish the transfer of assets, rights and liabilities to the Production Companies under the Related Transactions or otherwise pursuant to this Demerger Plan, whether known or unknown, contingent or actual, shall be allocated to Petrojarl ASA or another Production Company designated by Petrojarl ASA.

9.3 Allocation of Corporate and Global Shared Services Costs Between the Effective Date and the Completion Date

          Petrojarl ASA shall be charged a fixed monthly fee of US$ 370,000 for costs related to PGS ASA's corporate center, and a fixed monthly fee of US$ 93,000 for costs related to global shared services in the period between the Effective Date and the Completion Date, reduced with any actual charges made to other Production Companies in the same period. All existing agreements relating to PGS ASA's corporate center and the global shared services shall at the Completion Date be terminated and replaced by the agreements set out in Appendix 3.

9.4       Dealing with Matters Related to the Other Party

          In the event that a PGS Company becomes aware or receives notice of a potential asset, right or liability that, under the provisions of this Demerger Plan or under the terms of agreements that regulate Related Transactions are related to a Production Company or vice-versa, PGS ASA and Petrojarl ASA respectively, shall without undue delay give written notice to the other party and give such assistance that is reasonably required for the other party and its subsidiaries to protect their interests.

9.5       Mutual Indemnification

9.5.1     Obligation of PGS ASA to Indemnify Petrojarl ASA

          PGS ASA agrees to indemnify, defend and hold harmless the Production Companies, their Board of Directors and management (each an "Indemnified Party"), and pay or reimburse the relevant Indemnified Party for any loss, liability or damage, including indemnification of reasonable legal costs, whether or not arising from third party claims, suffered based upon, arising out of or otherwise incurred after the Effective Date related to the business, assets, rights and liabilities of any of the PGS Companies not transferred as part of this Demerger Plan.

9.5.2     Obligation of Petrojarl ASA to Indemnify PGS ASA

          Petrojarl ASA agrees to indemnify, defend and hold harmless the PGS Companies, their Board of Directors and management (each an Indemnified Party) and pay or reimburse the relevant Indemnified Party for any loss, liability or damage, including indemnification of reasonable legal costs, whether or not arising from third party claims, suffered based upon, arising out of or otherwise incurred after the Effective Date related to the business, assets, rights and liabilities of a any of the Production Companies transferred as part of this Demerger Plan.

9.5.3     Notice and Opportunity to Defend

          If an Indemnified Party becomes aware of any demand, claim or circumstance which has given, or with the lapse of time or otherwise may give, rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation (an "Asserted Liability") that may result in the suffering of damages, the Indemnified Party shall without undue delay give notice thereof (the "Claim Notice") to the party obligated to provide indemnification pursuant to this item 9.5 (the "Indemnifying Party") and shall permit the Indemnifying Party to assume control of the negotiation, compromise or defence against the Asserted Liability, unless the Indemnified Party reasonably considers that the assumption by the Indemnifying Party of the control of the negotiation or compromise of or defence against the Asserted Liability may reasonably be expected to have an adverse effect on the commercial interests or reputation of the Indemnified Party (such Asserted Liability being referred to herein as a "Commercially Prejudicial Asserted Liability").

          The Claim Notice shall describe the Asserted Liability in reasonable detail, and shall indicate the amount (estimate, if necessary) of the damages that have been or may be suffered by the Indemnified Party. The Claim Notice shall indicate whether an Asserted Liability is a Commercially Prejudicial Asserted Liability.

          To maintain the claim, the Indemnified Party must notify the Indemnifying Party without undue delay, and no later than 21 days after having become aware of such claim.

          If the Indemnifying Party elects to compromise or defend against such Asserted Liability, the Indemnifying Party shall within 30 days (or sooner, if the nature of the

          Asserted Liability so requires) notify the Indemnified Party of its intent to do so, and the Indemnified Party shall cooperate, at the expense of the Indemnifying Party, in the compromise of, or defence against, such Asserted Liability.

          If the Indemnifying Party elects, and is permitted hereby, to defend any claim, the Indemnified Party shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defence.

          If the Indemnified Party has taken control of the negotiation, compromise or defence of a Commercially Prejudicial Asserted Liability, the Indemnifying Party shall thereafter at its own expense cooperate in the negotiation or compromise of or defence against the Commercially Prejudicial Asserted Liability and pay the fees and expenses of the Indemnified Party.

          With respect to settlements entered into by the Indemnifying Party (which may be for cash only unless the Indemnified Party has agreed otherwise in writing), the Indemnifying Party shall obtain the unqualified release of the claiming party in favour of the Indemnified Party. No settlements shall be entered into by the Indemnified Party without the prior written consent of the Indemnifying Party.

          If the Indemnifying Party elects not to, or is not permitted to, compromise or defend the Asserted Liability, fails timely to notify the Indemnified Party of its election as herein provided or contests its obligation to indemnify under this Agreement, the Indemnified Party may pay, compromise or defend such Asserted Liability at the expense of the Indemnifying Party.

9.5.4     Limitations

          The Indemnifying Party shall not be obligated to pay any amounts of indemnification to the Indemnified Party under this item 9.5 until the aggregate amount of liability for which indemnification may be sought equals US$ 100,000 whereupon the Indemnifying Party shall be obligated to pay indemnification from the first US$. Single claims which entitle a party to indemnification worth less than US$ 10,000 shall not be aggregated pursuant to this item 9.5.4.

          If a claim for indemnification shall not have been notified to the Indemnifying Party within 3 years after the Completion Date (whether or not such fact, circumstance, action or proceeding is within the Indemnified Party's knowledge at the end of such 3 year period) the Indemnifying Party's obligation to pay any amounts for indemnification to the Indemnified Party under this item 9.5 shall expire. However, tax claims and liabilities as well as environmental claims and liabilities, shall not terminate until two months after the expiry of the applicable statute of limitation.

9.6       No distribution from Petrojarl ASA and PGS Production AS

          Between the Effective Date and the Completion Date, no distributions (in the form of dividend, group contribution or otherwise) shall be made from Petrojarl ASA or PGS Production AS.

9.7       Interim Operations

          In the period commencing on the date of this Demerger Plan and ending on the Completion Date, PGS ASA shall procure that the Geophysical Business and the Production Business are conducted in accordance with past practices and pursuant to the existing business plans.

9.8       Mutual Information

          PGS ASA and Petrojarl ASA shall grant to each other access to all relevant agreements, documents, files, calculations and assessments relating to any liability subject to the secondary joint and several liability resulting from section 14-11 of the PLCA (deriving from parent company guarantees, cf. item 2.6, or otherwise), and to provide all reasonable assistance by the relevant staff and advisers in this respect.

9.9       Confidentiality

          PGS ASA shall, and shall procure that the other PGS Companies will, procure that all relevant confidential information regarding the Production Companies is kept confidential and to show due care when handling such information so that the information does not come into possession of third parties.

          In the same manner Petrojarl ASA shall, and shall procure that the other Production Companies will, procure that all confidential information regarding the PGS Companies is kept confidential and to show due care when handling such information so that the information does not come into possession of third parties.

          The confidentiality obligations pursuant to this item 9.9 shall survive the Completion Date and continue thereafter.

9.10      Closing Memorandum

          PGA ASA and Petrojarl ASA agree to prepare and sign a closing memorandum on the Completion Date, the content of such closing memorandum to be agreed upon between PGS ASA and Petrojarl ASA.

9.11      Governing law

          This Demerger Plan shall be governed by and construed in accordance with Norwegian law.

9.12      Disputes

          a) In the event of a dispute between PGS ASA and Petrojarl ASA in connection with this Demerger Plan, each party may call a mediation process to be carried out by a mediation board consisting of the Chairman and the Managing Director of each company.

          b) If the dispute is not settled by mediation within 30 days after such call of mediation, the dispute shall be settled by arbitration in Oslo, Norway in accordance with the Norwegian Arbitration Act of 2004.

               If the parties fail to agree on the constitution of the arbitration tribunal within one month after the parties have submitted a request in writing for the arbitration of a particular dispute, each of the parties shall be entitled to request the senior judge of the Borgarting Court of Appeal to appoint all of the members of the arbitration tribunal, provided, however, that the parties shall be entitled to express their opinions in advance on the persons who are being considered for nomination.

               The arbitration proceedings and the arbitration award shall, except as otherwise required by applicable law or listing rules, be subject to confidentiality.


                                   * * * * *

               This Demerger Plan in two counterparts, one for each party.

                Board of Directors of Petroleum Geo-Services ASA

          Jens Ulltveit-Moe,       Keith Nicolas Henry      Clare Mary Joan
          Chairperson                                       Spottiswoode

          Francis Gugen            Harald Norvik            Rolf Erik Rolfsen

          Anthony Tripodo

                       Board of Directors of Petrojarl ASA

          Keith Nicolas Henry      Rolf Erik Rolfsen        Clare Mary Joan
          Chairperson                                       Spottiswoode